SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31980; 812-14433]

Medallion Financial Corp.; Notice of Application

February 3, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act

of 1940 (the "Act") for an exemption from sections 23(a), 23(b) and 63 of the Act, and under

sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act permitting certain joint

transactions otherwise prohibited by section 57(a)(4) of the Act.

Summary of the Application: Applicant, Medallion Financial Corp. (the "Company"), requests

an order to permit it to issue restricted shares of its common stock to its officers and employees

under the terms of an employee compensation plan.

Filing Dates: The application was filed on March 17, 2015, and amended on July 15, 2015,

September 24, 2015, and December 11, 2015.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicant with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on February 29, 2016, and

should be accompanied by proof of service on applicant, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should

state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicant, Marisa T. Silverman, General Counsel, Medallion

Financial Corp., 437 Madison Avenue, 38th Floor, New York, NY, 10022.

For Further Information Contact: Laura L. Solomon, Senior Counsel, at (202) 551-6915, or

Daniele Marchesani, Branch Chief, at (202) 551-6821, (Chief Counsel's Office, Division of

Investment Management).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by

calling (202) 551-8090.

Applicant's Representations:

1.   The Company, a Delaware corporation, is an internally managed, non-diversified,

closed-end investment company that has elected to be regulated as a business development

company ("BDC") under the Act.[1] The Company is a specialty finance company that has a

leading position in originating, acquiring, and servicing loans that finance taxicab medallions and

various types of commercial businesses. The Company currently operates its business through

three wholly-owned consolidated subsidiaries and one wholly-owned unconsolidated portfolio

company. Shares of the Company's common stock are traded on the NASDAQ Global Select

Market under the symbol "TAXI." As of March 10, 2015, there were 24,771,864 shares of the

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[1] The Company was incorporated in Delaware in 1995 and commenced operations on May 29, 1996, in connection with the closing of its initial public offering and simultaneous acquisition of three established finance companies. Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

Company's common stock outstanding. As of that date, the Company had 151 employees, including employees of its wholly-owned subsidiaries ("Wholly-Owned Subsidiaries").

2.   The Company currently has a eight-member board of directors (the "Board") of whom three are "interested persons" of the Company within the meaning of section 2(a)(19) of the Act and five are not interested persons (the "Non-interested Directors"). The Company has six directors who are neither officers nor employees of the Company.

3.   The Company believes that its successful performance depends on its ability to offer fair compensation packages to its professionals that are competitive with those offered by other investment management businesses. The Company believes that the ability to offer equity-based compensation to its professionals is vital to the Company's future growth and success. The Company wishes to adopt the 2015 Employee Restricted Stock Plan (the "Plan") providing for the periodic issuance of shares of restricted stock (*i.e.*, stock that, at the time of issuance, is subject to certain forfeiture restrictions, and thus is restricted as to its transferability until such forfeiture restrictions have lapsed) (the "Restricted Stock") for its employees and officers, and employees of its Wholly-Owned Subsidiaries (each a "Participant," and collectively, the "Participants"). [2]

4.   The Plan will authorize the issuance of shares of Restricted Stock subject to certain forfeiture restrictions. These restrictions may relate to continued employment or service on the Board, achievement of specified performance objectives, or other restrictions deemed by the

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[2] The Plan, except as noted in the application, will operate in a manner identical to the operation of the 2009 Employee Plan that is the subject of a prior order received by the Company. *See Medallion Financial Corp.*, Investment Company Act Release Nos. 29201 (Apr. 1, 2010)(notice) and 29258 (Apr. 26, 2010)(order).

Committee (as defined below) to be appropriate.[3] The Restricted Stock will be subject to

restrictions on transferability and other restrictions as required by the Committee. Except to the

extent restricted under the terms of the Plan, a Participant granted Restricted Stock will have all

the rights of any other stockholder, including the right to vote the Restricted Stock and the right

to receive dividends. During the restriction period, the Restricted Stock generally may not be

sold, transferred, pledged, hypothecated, margined, or otherwise encumbered by the Participant.

Except as otherwise provided for in a Participant's employment agreement or as the Board may

determine, upon termination of a Participant's employment or service on the Board during the

applicable restriction period, Restricted Stock for which forfeiture restrictions have not lapsed at

the time of such termination shall be forfeited.

     5.   The maximum amount of Restricted Stock that may be issued under the Plan will be

10% of the outstanding shares of common stock of the Company on the effective date of the Plan

plus 10% of the number of shares of the Company's common stock issued or delivered by the

Company (other than pursuant to compensation plans) during the term of the Plan.[4] The Plan

limits the total number of shares that may be awarded to any single Participant in a fiscal year to

200,000 shares. In addition, no Restricted Stock Participant may be granted more than 25% of

the shares reserved for issuance under the Plan. The Plan will be administered by the

Committee, which, upon approval of the required majority, as defined in section 57(o) of the

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[3] The Compensation Committee of the Board (the "Committee") is comprised solely of the Non-interested Directors.

[4] For purposes of calculating compliance with this limit, the Company will count as Restricted Stock all shares of its common stock that are issued pursuant to the Plan less any shares that are forfeited back to the Company and cancelled as a result of forfeiture restrictions not lapsing.

Act,[5] of the Board, will award shares of Restricted Stock to the Participants from time to time as part of the Participants' compensation based on a Participant's actual or expected performance and value to the Company.

6.   Each issuance of Restricted Stock under the Plan will be approved by the required majority, as defined in section 57(o) of the Act, of the Company's directors on the basis that the issuance is in the best interests of the Company and its stockholders. The date on which the required majority approves an issuance of Restricted Stock will be deemed the date on which the subject Restricted Stock is granted.

7.   The Plan has been approved by the Committee, as well as the Board, including the required majority as defined in section 57(o) of the Act. The Plan will be submitted for approval to the Company's stockholders, and will become effective upon such approval, subject to and following receipt of the order.

Applicant's Legal Analysis:

Sections 23(a) and (b), Section 63

1.   Under section 63 of the Act, the provisions of section 23(a) of the Act generally prohibiting a registered closed-end investment company from issuing securities for services or for property other than cash or securities are made applicable to BDCs. This provision would prohibit the issuance of Restricted Stock as a part of the Plan.

2.   Section 23(b) generally prohibits a closed-end management investment company from selling its common stock at a price below its current net asset value ("NAV"). Section 63(2) makes section 23(b) applicable to BDCs unless certain conditions are met. Because

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[5] The term "required majority," when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC's directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

Restricted Stock that would be granted under the Plan would not meet the terms of section 63(2), sections 23(b) and 63 prohibit the issuance of the Restricted Stock.

3.   Section 6(c) provides that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4.   The Company requests an order pursuant to section 6(c) of the Act granting an exemption from the provisions of sections 23(a) and (b) and section 63 of the Act.[6] The Company states that the concerns underlying those sections include: (a) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (b) complication of the investment company's structure that made it difficult to determine the value of the company's shares; and (c) dilution of stockholders' equity in the investment company. The Company states that the Plan does not raise concerns about preferential treatment of the Company's insiders because the Plan is a bona fide compensation plan of the type common among corporations generally. In addition, section 61(a)(3)(B) of the Act permits a BDC to issue to its officers, directors and employees, pursuant to an executive compensation plan, warrants, options and rights to purchase the BDC's voting securities, subject to certain requirements.   The Company states that, for reasons that are unclear, section 61 and its legislative history do not address the issuance by a BDC of restricted stock as incentive

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[6] The Company asks that the order apply also to any future officers and employees of the Company and future employees of the Company's Wholly-Owned Subsidiaries that are eligible to receive Restricted Stock under the Plan. Additionally, to the extent that the Company creates or acquires additional Wholly-Owned Subsidiaries, and to the extent that such future Wholly-Owned Subsidiaries have employees to whom the relief requested herein would otherwise apply, the Company asks that such relief, if granted, be extended to such employees of any future Wholly-Owned Subsidiaries.

compensation. The Company states, however, that the issuance of Restricted Stock is substantially similar, for purposes of investor protection under the Act, to the issuance of warrants, options, and rights as contemplated by section 61. The Company also asserts that the Plan would not become a means for insiders to obtain control of the Company because the number of shares of the Company issuable under the Plan would be limited as set forth in the application. Moreover, no individual Restricted Stock Participant could be issued more than 25% of the shares reserved for issuance under the Plan.

5. The Company further states that the Plan will not unduly complicate the Company's structure because equity-based compensation arrangements are widely used among corporations and commonly known to investors. The Company notes that the Plan will be submitted to its stockholders for their approval. The Company represents that a concise, "plain English" description of the Plan, including its potential dilutive effect, will be provided in the proxy materials that will be submitted to the Company's stockholders. The Company also states that it will comply with the proxy disclosure requirements in Item 10 of Schedule 14A under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company further notes that the Plan will be disclosed to investors in accordance with the requirements of the Form N-2 registration statement for closed-end investment companies, and pursuant to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies. In addition, the Company will comply with the disclosure requirements for executive compensation plans applicable to operating companies under the Exchange Act.[7] The Company thus concludes

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[7] The Company will comply with the amendments to the disclosure requirements for executive and director compensation, related party transactions, director independence and other corporate governance matters, and security ownership of officers and directors to the extent adopted and applicable to BDCs. *See* Executive Compensation and Related Party Disclosure, Securities Act Release No. 8655 (Jan. 27, 2006) (proposed rule); Executive Compensation and Related Party Disclosure, Securities Act Release No. 8732A (Aug. 29, 2006) (final rule and proposed rule), as amended by Executive Compensation

that the Plan will be adequately disclosed to investors and appropriately reflected in the market value of the Company's shares.

6.   The Company acknowledges that, while awards granted under the Plan would have a dilutive effect on the stockholders' equity in the Company, that effect would be outweighed by the anticipated benefits of the Plan to the Company and its stockholders. The Company asserts that it needs the flexibility to provide the requested equity-based employee compensation in order to be able to compete effectively with other financial services firms for talented professionals. These professionals, the Company suggests, in turn are likely to increase the Company's performance and stockholder value. The Company also asserts that equity-based compensation would more closely align the interests of the Company's employees with those of its stockholders.   In addition, the Company states that its stockholders will be further protected by the conditions to the requested order that assure continuing oversight of the operation of the Plan by the Company's Board.

Section 57(a)(4), Rule 17d-1

7.   Section 57(a) proscribes certain transactions between a BDC and persons related to the BDC in the manner described in section 57(b) ("57(b) persons"), absent a Commission order. Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the BDC is a joint participant absent such an order. Rule 17d-1, made applicable to BDCs by section 57(i), proscribes participation in a "joint enterprise or other joint arrangement or profit-sharing plan," which includes a stock option or purchase plan. Employees and directors of a BDC are 57(b) persons. Thus, the issuance of shares of Restricted Stock could be deemed to involve a joint transaction involving a BDC and a 57(b) person in contravention of section

Disclosure, Securities Act Release No. 8765 (Dec. 22, 2006) (adopted as interim final rules with request for comments).

57(a)(4). Rule 17d-1(b) provides that, in considering relief pursuant to the rule, the Commission will consider (i) whether the participation of the company in a joint enterprise is consistent with the Act's policies and purposes and (ii) the extent to which that participation is on a basis different from or less advantageous than that of other participants.

8.   The Company requests an order pursuant to section 57(a)(4) and rule 17d-1 to permit the Company to grant shares of Restricted Stock pursuant to the Plan. The Company states that the Plan, although benefiting the Participants and the Company in different ways, is in the interests of the Company's stockholders because the Plan will help align the interests of the Company's employees and officers with those of its stockholders, which will encourage conduct on the part of those employees and officers designed to produce a better return for the Company's stockholders.

<u>Applicant's Conditions</u>:

Applicant agrees that the order granting the requested relief will be subject to the following conditions:

1.   The Plan will be authorized by the Company's stockholders.

2.   Each issuance of Restricted Stock to a Participant will be approved by the required majority, as defined in section 57(o) of the Act, of the Company's directors on the basis that such issuance is in the best interest of the Company and its stockholders.

3.   The amount of voting securities that would result from the exercise of all of the Company's outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to the Plan, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Company, except that if the amount of voting securities that would result from the exercise of all of the Company's outstanding warrants, options, and rights issued to the

Company's directors, officers, and employees, together with any Restricted Stock issued pursuant to the Plan, would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to the Plan, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company.

4. The maximum amount of shares of Restricted Stock that may be issued under the Plan will be 10% of the outstanding shares of common stock of the Company on the effective date of the Plan plus 10% of the number of shares of the Company's common stock issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Plan.

5. The Board will review the Plan at least annually. In addition, the Board will review periodically the potential impact that the issuance of Restricted Stock under the Plan could have on the Company's earnings and NAV per share, such review to take place prior to any decisions to grant Restricted Stock under the Plan, but in no event less frequently than annually. Adequate procedures and records will be maintained to permit such review. The Board will be authorized to take appropriate steps to ensure that the grant of Restricted Stock under the Plan would not have an effect contrary to the interests of the Company's stockholders.

This authority will include the authority to prevent or limit the granting of additional Restricted Stock under the Plan. All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary